UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C.

                        SWIFTY CARWASH & QUIK-LUBE, INC.

                                  COMMON STOCK
                           CLASS A PURCHASE WARRANTS

                             CUSIP NO.870763 11 7

                      RACHEL STEELE, PRESIDENT, SECRETARY

                      17521 CRAWLEY ROAD, ODESSA, FL 33556

                                January 22, 1999

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












-----------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stanley and Arlene Rabushka
----------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                    (a)     /./
                                    (b)     /X/
-----------------------------------------------------------------------------
(3)      SEC USE ONLY

-----------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         SC
----------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             /NA/

-----------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizens
-----------------------------------------------------------------------------
                                    (7)     SOLE VOTING POWER


                                     ............1,400,000..............
NUMBER OF SHARES
                                    (8)     SHARED VOTING POWER
BENEFICIALLY OWNED BY

EACH REPORTING PERSON                .................0.................

WITH
                                    (9)     SOLE DISPOSITIVE POWER


                                     ............1,400,000..............

                                    (10)    SHARED DISPOSITIVE POWER


                                    ..................0.................
-----------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,400,000
-----------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                           /NA/

-----------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17%
-----------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (See Instructions)

         IN
-----------------------------------------------------------------------------


Item 1. Security and Issuer.

This schedule relates to shares of Common Stock with a par value of $.01 and Purchase Warrants redeemable at $7.25 of Swifty Carwash & Quik-Lube, Inc. (the "Issuer") The Issuer's principal executive office is located at 17521 Crawley Road, Odessa, Florida 33556. The Company's President and Secretary is Rachel L. Steele. Donald Hughes is Vice-President. Raymond Lipsch is Treasurer, CFO and CEO of the Company.

Item 2. Identity and Background.

(a) Stanley and Arlene Rabushka; (b) Residence: 250 S. Brentwood Blvd., Suite 4L, St. Louis, MO 63105; (c) Mr. Rabushka' principal business is as an attorney at Stanley Rabushka Attorney at Law in St. Louis, MO. Mrs. Rabushka is not employed; (d) Neither Mr. or Mrs. Rabushka has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years; (e) Neither Mr. or Mrs. Rabushka has been a party to a civil proceeding involving state or federal securities laws or violations thereof in the last five years.(f) Mr. and Mrs. Rabushka are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Company issued the securities to Mr. Rabushka in partial consideration for his consulting services.

Item 4. Purpose of Transaction.

The purpose of the acquisition of securities by Mr. and Mrs. Rabushka is investment. The reporting persons intend to review continuously their position in Swifty Carwash & Quik-Lube, Inc. and may, depending upon the evaluation of the Company's business and prospects, as well as upon future developments, price, availability of shares and other factors, determine to increase, decrease or eliminate their position in the Company. The reporting persons are not considering any plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the issuer other than general knowledge that the issuer's securities are the subject of a public offering where its securities will be sold and purchased; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management;
(e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or by-laws; (g) any change in the issuer's charter, bylaws or instruments which would impede the acquisition of control of the Company by any person; (h) any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to be deregistered under the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Mr. and Mrs. Rabushka as tenants in the entirety, directly beneficially own an aggregate interest of 17% in the Company with a total of 1,400,000 common shares. The Issuer has a total of 50,000,000 common shares authorized. As of November 30, 1998, 8,394,120 shares and 318,240 Purchase Warrants were outstanding. All but 159,120 of the Company's shares are restricted under Rule
144. All of the Rabushka's shares are restricted. (b) Mr. And Mrs. Rabushka have the power to vote all shares owned in the Company and to dispose or to direct the disposition of those shares; (c) No transactions were effected during the last 60 days; (d) Mr. and Mrs. Rabushka have the right to receive dividends from all of their shares. They have the power to direct the distribution of shares in the Company through Mr. Rabushka's position as a consultant of the Company and by being voting shareholders; (e) NA.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to Be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          /s/Stanley Rabushka /s/Arlene Rabushka
                                          --------------------------------------
Date:  December 16, 1998                  Stanley and Arlene Rabushka